# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DMC Global Inc., CIK 0000034067
CUSIP: 23291C103
Title of class of securities: Common Stock, $0.05 Par Value
Address of issuer's principal executive offices: 11800 RIDGE PARKWAY, SUITE 300, BROOMFIELD, Colorado (CO), 80021
Date of event which requires filing of this statement: 11/09/2026
Filed by CIK 0000914712
Persons authorized to receive notices and communications: Warren G. Lichtenstein, Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- STEEL PARTNERS HOLDINGS L.P. (CIK 0001452857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 817,187; sole dispositive power 0; shared dispositive power 817,187; aggregate amount beneficially owned 817,187 (4% of the class)
- Steel Partners Holdings GP Inc. (CIK 0001537666): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 817,187; sole dispositive power 0; shared dispositive power 817,187; aggregate amount beneficially owned 817,187 (4% of the class)
- SPH Group LLC (CIK 0001522067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 817,187; sole dispositive power 0; shared dispositive power 817,187; aggregate amount beneficially owned 817,187 (4% of the class)
- SPH Group Holdings LLC (CIK 0001522066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 817,187; sole dispositive power 0; shared dispositive power 817,187; aggregate amount beneficially owned 817,187 (4% of the class)
- Steel Excel Inc. (CIK 0000709804): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 817,187; sole dispositive power 0; shared dispositive power 817,187; aggregate amount beneficially owned 817,187 (4% of the class)
- Steel Connect LLC (CIK 0000914712): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 817,187; sole dispositive power 0; shared dispositive power 817,187; aggregate amount beneficially owned 817,187 (4% of the class)
- SP Strategic Holdings LLC (CIK 0002099397): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 817,187; sole dispositive power 0; shared dispositive power 817,187; aggregate amount beneficially owned 817,187 (4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.05 Par Value
Name of issuer: DMC Global Inc.
Address of issuer's principal executive offices: 11800 RIDGE PARKWAY, SUITE 300, BROOMFIELD, Colorado (CO), 80021

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

Effective May 29, 2026, Steel Connect Sub LLC, a Delaware limited liability company, underwent a name change to SP Strategic Holdings LLC ("SP Strategic Holdings"). All references to Steel Connect Sub herein are now deemed to refer to SP Strategic Holdings.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 817,187 Shares owned directly by SP Strategic Holdings is approximately $17,819,680, including brokerage commissions. Such Shares were acquired with SP Strategic Holdings' cash on hand.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,540,949 Shares outstanding, which is the total number of Shares outstanding as of October 20, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 27, 2026.

As of the close of business on the date hereof, SP Strategic Holdings owned directly 817,187 Shares, constituting approximately 4.0% of the Shares outstanding. By virtue of their relationships with SP Strategic Holdings, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to beneficially own the Shares owned directly by SP Strategic Holdings.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by SP Strategic Holdings during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of November 2, 2026, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- STEEL PARTNERS HOLDINGS L.P.: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its General Partner (11/10/2026)
- Steel Partners Holdings GP Inc.: /s/ Maria Reda, Maria Reda, Secretary (11/10/2026)
- SPH Group LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Managing Member (11/10/2026)
- SPH Group Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Manager (11/10/2026)
- Steel Excel Inc.: /s/ Maria Reda, Maria Reda, Secretary (11/10/2026)
- Steel Connect LLC: /s/ Maria Reda, Maria Reda, Secretary (11/10/2026)
- SP Strategic Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary (11/10/2026)